EX-99.p.3

MIML CODE OF ETHICS

Macquarie Investment Management Ltd

I. Persons Subject to the Code of Ethics

This Code of Ethics (the Code) has been adopted by the Directors of Macquarie Investment Management Ltd (MIML) to provide regulations and procedures consistent with the Advisers Act Rule 204A-1 and Rule 17j-1 of The Investment Company Act of 1940, as amended (the “1940 Act”), as well as ASIC regulations and other securities law and sound business practices.

The procedures in the Code are designed to prevent Access Persons, in connection with the purchase or sale, directly or indirectly, of a security held or to be acquired by any client of MIML, from:

1.	employing any device, scheme or artifice to defraud any client of MIML;
2.	making any untrue statement of a material fact to any client of MIML or omit to state a material fact necessary in order to make the statements made to any client of MIML, in light of the circumstances under which they are made, not misleading;
3.	engaging in any act, practice or course of business that operates or would operate as a fraud or deceit on any client of MIML; or
4.	engaging in any manipulative practice with respect to any client of MIML.

An Access Person within the meaning of this Code, is a person who has been designated as such by the MIML CCO. Generally, an Access Person is any person defined in the Definitions section of the MIML Compliance Manual as an “Access Person”.

Immediate family members sharing the same household with any MIML Access Person are also deemed, by law, to be Access Persons for purposes of this Code. In addition, Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Investment Advisers Act of 1940, as amended, contain a presumption that, if the investment adviser’s primary business is providing investment advice to Funds or other advisory clients, then all of its directors, officers and partners are presumed to be Access Persons of any Fund advised by the Adviser.

II. Fiduciary Duties of Access Persons Under Federal Securities Laws

MIML Access Persons owe a fiduciary duty to MIML’s clients. These duties include a duty at all times to place the interests of each entity’s respective clients first. Above all, this means all MIML Access Persons owe an undivided duty of loyalty to MIML’s clients. Further, MIML demands the highest degree of personal and professional integrity and ethical behavior from their Access Persons.

Accordingly, all MIML Access Persons must conduct themselves in an ethical manner and in such a way as to avoid not only actual conflicts of interest with MIML’s clients but also the appearance of a conflict that could compromise the trust such clients have placed in MIML.

All Access Persons must comply fully with all applicable laws, including applicable federal securities laws.

III. Personal Trading and Reporting

Access Persons should consider trading in stocks, bonds, and closed-end mutual funds for their personal accounts a privilege while working at MIML.

Failure to comply with MIML’s pre-clearance and reporting procedures, as described below, may result in the loss of personal trading privileges and may lead to additional disciplinary action, up to and including termination of employment.

In addition, because MIML is a wholly-owned subsidiary of Macquarie Group Limited (MGL), an Australian-based investment bank, MIML Access Persons are subject to MGL’s pre-clearance requirements. Failure to comply with MGL’s pre-clearance requirements will also result in the loss of personal trading privileges and may also lead to additional disciplinary action, up to and including termination of employment.

A. MGL Pre-Clearance Requirements
The most recent version of MGL’s pre-clearance requirements can be found at the below link. MGL policies are updated from time to time and Access Persons are required to periodically check for these updates:

http://macnet.internal.macquarie.com/portal/site/macnet/centraldetail/?vgnext oid=5b15c4e2c94aa110VgnVCM1000000f067b0aRCRD0

B. MIML Pre-Clearance Requirements
MIML’s pre-clearance requirements help to protect Access Persons and MIML against the following critical transgressions:

  Access Persons taking advantage of opportunities more properly belonging to MIML clients;
  Access Persons violating MIML’s Code of Ethics requirements as established by the Securities and Exchange Commission (SEC);
  Access Persons violating insider trading laws; and
  Access Persons engaging in front running.

(1) Duty to pre-clear
The MIML pre-clearance requirements are dictated by the MFG Personal Dealing Policy.

The following is a link to the MFG Personal Dealing Policy:

http://macnet.internal.macquarie.com/portal/site/macnet-mfg/groupdetail/?vgnextoid=d7a595b93a7df210VgnVCM1000000f067b0aRC RD

Please note, you must always pre-clear the direct or indirect acquisition of any beneficial ownership interest in any security in an initial public offering (IPO) and private placement of securities. Also, you must always pre-clear trades in the shares of any listed Funds managed by MIML.

Independent directors of any RIC are expressly excluded from the definition of Access Person under Rule 17j-1(d)(2)(ii) for purposes of providing initial or annual reports of their holdings, or quarterly reports of their trading activity in Covered Securities covered by this Code and for pre-clearing their trades, except for the direct or indirect acquisition of any beneficial ownership interest in any security in an initial public offering (IPO) and private placements of securities.

The decision to approve a pre-clearance request lies solely in the discretion of MIML’s CCO or designee.

As a general matter, the CCO will not grant pre-clearance to Access Persons for trades that involve any equity security that MIML has, for a client account, upcoming trading scheduled on the day of your pre-clearance request.

The MIML CCO is subject to the above requirements.

(2) Your Trading Window
MIML pre-clearance is valid for the day of request only and shall be deemed to expire at the close of regular trading on the principal trading market for the security involved. Any unfilled or partially filled orders will require MIML pre-clearance on each subsequent day that the order remains open.

(3) Minimum Holding Period Applies For Purchased Securities
There is a minimum holding period of fourteen calendar days before you sell any securities of an issuer whose securities you just purchased.

C. MIML Access Person Reporting and Certifications

(1) New Access Persons
All new Access Persons must trade through a Macquarie broker-dealer. Certain exemptions to this requirement may be approved by RMG and activity statements must be made available to RMG.

If the Access Person, as a part of his or her employment compensation with MGL or any of its subsidiaries or affiliates, received MGL options, the holding of these options is not reportable; however, once these options are exercised, they are reportable in the Access Person’s quarterly transaction reports, as discussed in Paragraph C.(2) below.

Typically, accounts that contain Reportable Securities and/or Covered Securities are held in the name(s) of the Access Persons themselves. However, if you, as an Access Person, are advising one or more persons or entities who are not themselves Access Persons (other than MIML clients) on their securities trading or have control of such account(s), please advise the MIML CCO or designee at the time you start advising as such. These accounts may be subject to pre-clearance and reporting obligations as well.

(2) Ongoing Quarterly Transactions Monitoring
The SEC requires MIML to collect from its Access Persons on a calendar quarter reports that reflect all transactions that took place during the prior quarter:

  in reportable securities beneficially owned, directly or indirectly, by its Access Persons; and/or over which the Access Person had control.

RMG will have access to trading activity statements for all staff enabling them to complete this surveillance for improper trades and other trades that could create the perception of any improprieties. The CCO may request trading activity statement for all staff directly from RMG.

The following information may be reviewed for all Access Persons:

  The date of the transaction;
  The security description, and as applicable, the exchange ticker or CUSIP number;
  Number of shares or par value;
  Principal amount of the securities;
  Whether the transaction was a purchase or sale or any other type of acquisition/disposition;
  The price at which the transaction was effected;
  Interest rate and maturity rate;
  The name of the broker, dealer or bank with or through which the transaction was effected; and
  The date the report is submitted.

IV. Gifts and Entertainment1

Generally, Access Persons may not give or receive any gifts in connection with any business of MIML because it may appear improper or raise a potential conflict of interest. However, gifts of strictly nominal value (AUD300 or less) are allowed, but at no time may an Access Person accept cash. This includes normal and customary business entertainment, the cost of which would be paid for by MIML as a reasonable expense if not paid for by the other party. While “nominal value” is susceptible to interpretation, a gift or entertainment is not acceptable if an independent third party may believe that the Access Person would be influenced by receiving such gift or entertainment in conducting business. Gifts of an extraordinary or extravagant nature to an Access Person should be declined or returned in order to avoid compromising the reputation of the Access Person or MIML.

Broker-dealers that are NYSE and/or FINRA members are restricted from giving gifts in excess of US$100 when the gift is in relation to the business of the recipient’s employer.

When an access person gives or receives a gift or entertainment, he/she must ensure the gift or entertainment given or received is compliant with the policy and notify MIML’s CCO and provide MIML’s CCO with the information as required by the MFG Gifts and Entertainment Policy and.

The access person may email this information to MFG Compliance.

MIML’s CCO will maintain a log with the required information to track all gifts and entertainment.

Access Persons must comply with the MGL Dealing with Public Officials’ policy.

If you have any questions about the propriety of a gift you may be offered or may wish to offer to another or any other arrangement, please consult MIML’s CCO.

V. Service on a Board of Directors

An Access Person may serve on the Board of Directors of a publicly traded company (the “Board”) only if:

1.	The CCO determines that serving on the Board would be consistent with the interests of MIML;
2.	Appropriate “Chinese wall” procedures are established; and
3.	The CCO provides written authorization that the Access Person can serve on the Board.

____________________
1 This section does not apply to any clients’ Independent Directors.

VI. Outside Business Activities

All employees are required to devote their full time and efforts to the Macquarie Group’s business. In addition, no person may make use of either his or her position as an employee or information acquired during employment, or make personal investments in a manner that may create a conflict, or the appearance of a conflict, between the employee’s personal interests and MIML' interests.

An employee must complete the disclosure form attached at the end of this Code of Ethics and obtain the written approval of the employee’s supervisor and the Chief Compliance Officer prior to participating in any outside business activities, including, but not limited to:

  Serving as a director, officer, general partner or trustee of, or as a consultant to, any business, corporation or partnership.
  Serving as a registered representative of any broker-dealer.
  Making any monetary investment in any non-publicly traded business, corporation or partnership, including passive investments in private companies. (Investments in publicly traded companies may require prior approval of the Compliance Officer, in accordance with personal securities trading procedures described above).
  Accepting a second job or part-time job of any kind or engaging in any other business outside of the firm.
  Forming or participating in any bank group in connection with a bankruptcy or distressed situation.
  Forming or participating in any committee in making demands for changes in the management or policies of any company, or becoming actively involved in a proxy contest.
  Receiving compensation of any nature, directly or indirectly, from any person, firm, corporation, estate, trust or association, other than MIML, whether as a fee, commission, bonus or other consideration such as stock, options or warrants.

VII. Continuing Education

As an employee of MIML you will be required to participate in a program of continuing education. The purpose of this requirement is to provide all MIML staff members with consistent information on relevant topics relating specifically to investment advisors and/or general information on topics of heightened focus of the US regulators. In some instances, the training may result from regulatory requirements, such as mandatory training on Anti-Money Laundering, as required under local regulations.

VIII. Compliance and Sanctions

If you become aware of or suspect any violations of this Code, you must report them to the MIML CCO as soon as practicable. Reports may be made anonymously. MIML has zero tolerance for reprisals against employees making reports, in good faith, of perceived wrongdoing.

The CCO shall review the records obtained pursuant to this Code to ensure that all MIML Access Persons are complying with its provisions. All records shall be maintained in accordance with Rules 204-2 under the Investment Advisers Act of 1940 and 17j-1(f) under the 1940 Act, as further described in MIML’s compliance manuals.

MIML may, as they deem appropriate, impose sanctions, including, inter alia, a fine, letter of censure, revoking personal securities trading privileges, suspension or termination of employment of any Access Person who violates any provision of this Code.